UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 1, 2016

LIBERTY INTERACTIVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.  Submission of Matters to a Vote of Security Holders.

At Liberty Interactive Corporation’s (the “Company”) special meeting of stockholders held on November 1, 2016 (the “Special Meeting”), the following proposals were considered and acted upon by the stockholders of the Company: (1) a proposal (the “Redemption Proposal”) to approve the redemption by the Company of a portion of the outstanding shares of Liberty Ventures common stock for all of the outstanding shares of Liberty Expedia Holdings, Inc., which would hold the Company’s ownership and voting interests in Expedia, Inc., the Company’s wholly owned subsidiary Bodybuilding.com, LLC, anticipated corporate level cash and cash equivalents of $50 million and $350 million in indebtedness; and (ii) a proposal (the “Adjournment Proposal”) to authorize the adjournment of the Special Meeting by the Company to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the Special Meeting to approve the Redemption Proposal.  The number of votes cast for or against, as well as the number of abstentions and broker non-votes as to each proposal, are set forth below.

1. The Redemption Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
176,442,371	157,865	110,148	—

Accordingly, the Redemption Proposal was approved.

2. The Adjournment Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
172,885,399	3,806,666	18,319	—

Accordingly, the Adjournment Proposal was approved.

Item 8.01.     Other Events.

On November 1, 2016, the Company issued a press release announcing the results of the Special Meeting.

The press release is being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and is hereby incorporated by reference into this Item 8.01.

Item 9.01.                Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit No.	Description
99.1	Press Release, dated November 1, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 2, 2016

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Wade Haufschild
		Name:	Wade Haufschild
		Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 1, 2016.